FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934




For the month of June, 2005

Commission File No. 1-9987


                             B+H OCEAN CARRIERS LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)


                          3rd Floor, Par La Ville Place
                              14 Par-La-Ville Road
                             Hamilton HM JX Bermuda
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                 -----              -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes           No  X
                                  -----        -----

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a Press Release announcing the purchase of a 1992-built double hull combination carrier of approximately 75,000 dwt for $33,250,000.

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                        B+H Ocean Carriers, Ltd.
                                                        ------------------------

Date     June 21, 2005                                By: /s/ Michael S. Hudner
     ----------------------                              -----------------------
                                                         Chief Executive Officer

                                                                       Exhibit 1

For      B + H Ocean Carriers Ltd


From     Navinvest Marine Services (USA) Inc.
         The Sail Loft
         19 Burnside Street
         Bristol, Rhode Island 02809
         USA




                              FOR IMMEDIATE RELEASE


New York, New York, Tuesday June 21, 2005.

B + H Ocean Carriers Ltd. (ASE:BHO) announced today that it agreed to purchase a 1992-built double hull combination carrier of approximately 75,000 dwt for $33,250,000 and also agreed to commit the vessel on a time charter for three years. The Company said the purchase will be completed and the vessel will be delivered by September 2005, with the charter commencing simultaneously.

The Company noted that the operating economics for the vessel were expected to be similar to those that applied to the three combination carriers which the Company purchased earlier this year, subject to operating costs, dry docking and off hire.

The Company will finance the acquisition with a combination of cash and additional borrowings.

The Company owns and operates seven Medium Range Product Tankers and four Combination Carriers.

Certain statements contained in this Press Release, including, without limitation, statements containing the words "believes," "estimates," "expects," and words of similar import, constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company's financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth above and in the Company's Annual Report and other filings with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

                                     #####


For further information, contact the Company's website: www.bhocean.com
                                                        ---------------

Company contact:  John LeFrere
                  +1-917 225 2800